Aflac Incorporated 2nd Quarter 2012 Form 10-Q

EXHIBIT 12
Aflac Incorporated and Subsidiaries
Ratio of Earnings to Fixed Charges

	Three Months Ended		Six Months Ended
	June 30,		June 30,
(In thousands)	2012	2011	2012	2011
Fixed charges:
Interest expense(1)	$62,214	$46,318	$118,959	$91,625
Interest on investment-type contracts	14,163	12,038	27,883	23,614
Rental expense deemed interest	225	232	467	482
Total fixed charges	$76,602	$58,588	$147,309	$115,721
Earnings before income tax(1)	$740,994	$443,789	$1,942,902	$1,035,665
Add back:
Total fixed charges	76,602	58,588	147,309	115,721
Total earnings before income tax and fixed charges	$817,596	$502,377	$2,090,211	$1,151,386
Ratio of earnings to fixed charges	10.7x	8.6x	14.2x	9.9x
 (1)Excludes interest expense on income tax liabilities
Prior-year amounts have been adjusted for the adoption of accounting guidance on January 1, 2012 related to deferred policy acquisition costs.